SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UTi Worldwide Inc.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

G87210103

(CUSIP Number)

Stephen D. Cooke
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
(714) 668-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2002

(Date of Event which Requires Filing of this Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. G87210103	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthys J. Wessels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER
            2,844,198 (which includes 2,066,836 shares over which Reporting Person has voting power over and options to purchase 49,148 shares)
    8     SHARED VOTING POWER
           None
    9  SOLE DISPOSITIVE POWER
            777,362 (which includes options to purchase 49,148 shares and excludes 2,066,733 shares over which
           Reporting Person has only voting power over ).
    10  SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,844,198 (which includes 2,066,836 shares over which Reporting Person has voting (but not dispositive) power over and options to purchase 49,148 shares).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.05%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. G87210103	Page 3 of 5 Pages

Schedule 13D

         This Amendment No. 1 amends the original Schedule 13D (“Original Schedule 13D”) filed with the Securities and Exchange Commission by Matthys J. Wessels, the Reporting Person. This Amendment is being filed as a result of a private sale of 222,805 ordinary shares of UTi Worldwide Inc., a British Virgin Islands company (the “Issuer”) by a holding company indirectly controlled by the Reporting Person to PTR Holdings Inc., a British Virgin Islands Company (“PTR Holdings”).

Item 3. Source and Amount of Funds or Other Consideration.

         The private sale occurred on May 22, 2002 and the purchase price was $3,400,000 or $15.26 per share.

Item 4. Purpose of Transaction.

         The holding company indirectly controlled by Reporting Person sold the ordinary shares of Issuer to PTR Holdings because of the specific needs of the holding company.

         Reporting Person may make additional purchases of ordinary shares of the Issuer or otherwise acquire ordinary shares of the Issuer or may engage in dispositions of all or a portion of Issuer’s ordinary shares presently owned or hereafter acquired by Reporting Person, in the open market or in private transactions, depending on the needs of Reporting Person and other matters, and depending on Reporting Person’s evaluation of the Issuer, the market for Issuer’s ordinary shares, other investment opportunities, general economic conditions, stock market conditions and other future developments and factors that may impact Reporting Person or which are otherwise material to Reporting Person’s decisions.

Item 5. Interest in Securities of the Issuer.

         (a)  The Reporting Person directly, or through a holding company indirectly controlled by Reporting Person, has the power to vote and dispose of 728,214 ordinary shares of the Issuer. Through voting agreements described in the Original Schedule 13D, Reporting Person has the right to vote (but not investment or dispositive power) over 2,066,836 ordinary shares of the Issuer.

                  In addition, Reporting Person has received options to purchase a total of 158,297 Issuer ordinary shares, under Issuer’s 2000 Stock Option Plan. Options to purchase 49,148 ordinary shares are exercisable within 60 days of the date of the event requiring this filing.

                  The sum of these shares and options exercisable totals 2,844,198 ordinary shares, which constitutes approximately 11.05% of Issuer’s outstanding ordinary shares.

         (b)  See the answer provided in subparagraph (a) above.

         (c)  The private sale described above took place effective May 22, 2002.

         (d)  As more fully described in the Original Schedule 13D, PTR Holdings and Union Transport Holdings Inc., a British Virgin Islands company, each has the right to

CUSIP No. G87210103	Page 4 of 5 Pages

receive and the power to direct receipt of dividends from, and the proceeds from the sale of, the ordinary shares of Issuer held by it.

         (e)  Not applicable.

CUSIP No. G87210103	Page 5 of 5 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2002	/s/ Matthys J. Wessels

Matthys J. Wessels